EXHIBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of American Defense Systems, Inc. on Form S-1, (File No. 333-160849) and on Form S-8, (File No. 333-152610) of our report which includes an explanatory paragraph as to the company’s ability to continue as a going concern, dated April 15, 2011, except for Notes 11 and 12 of which the date is January 19, 2012 with respect to our audits of the consolidated financial statements of American Defense Systems, Inc. and Subsidiaries as of December 31, 2010 and 2009 and for the years ended December 31, 2010 and 2009, which report is included in this Annual Report on Form 10-K of American Defense Systems, Inc. for the year ended  December 31, 2010.

/s/ Marcum LLP

Marcum LLP
Melville, New York
January 19, 2012